Craig Meynard	Delta Air Lines, Inc.
Vice President &	Department 837
Chief Accounting Officer	P.O. Box 20706
Atlanta, GA 30320
T. 404 715 3356
F. 404 713 5713
craig.meynard@delta.com

May 16, 2013

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Delta Air Lines, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 13, 2013
File No. 001-05424

Dear Ms. Cvrkel:

This is in response to the Staff's letter dated May 2, 2013 regarding Delta's Annual Report on Form 10-K for the year ended December 31, 2012 and Form 8-K/A filed January 22, 2013. For your convenience, we have included in this letter the Staff's comment before providing our response to that comment.

* * * * * * * *

Form 10-K

Financial Statements, page 49

Notes to the Consolidated Financial Statements, page 56

Note 12. Income Taxes, page 87

Income Tax Allocation, page 89

1.
We note from disclosures contained in your previously filed Form 10-K for the year ended December 31, 2011, effective June 2011, you stopped designating new fuel derivative contracts as accounting hedges and discontinued hedge accounting for your then existing fuel derivative contracts that previously had been designated as accounting hedges. We further note that you indicated all deferred income tax expense related to fuel derivatives previously designated as accounting hedges and included in AOCI will be recognized by June 2012, the original settlement date of those contracts unless you enter into and designate additional fuel derivative contracts as accounting hedges. In this regard, please tell us whether you entered into additional fuel contracts designated as accounting hedges during 2012 as it appears the $321 million of deferred income tax expense continues to remain in AOCI as of December 31, 2012. If you did not enter into and designate additional fuel contracts as accounting hedges, please explain to us why the $321 million was not reclassified to earnings during 2012, citing the relevant technical guidance used in determining your accounting treatment. Please revise the notes to your financial statements to explain the change in circumstance from prior year as it is not readily apparent from your current disclosures. We may have further comment upon receipt of your response.

Response:

We entered into additional fuel contracts formally designated as accounting hedges during 2012, the last of which was designated on December 6, 2012, prior to the original settlement date of previously designated accounting hedges. These designations were made in accordance with the Company's designation policy. Currently, the last settlement date of a fuel contract designated as an accounting hedge is December 2013.

To reflect the fact that we did designate additional fuel contracts as accounting hedges during 2012, in our Form 10-K for the year ended December 31, 2012 we included the language underlined below in Note 1. The language indicates that we continued designating some fuel derivative contracts after June 2011.

Not Designated as Accounting Hedges. Effective June 2011, we stopped designating substantially all of our new fuel derivative contracts as accounting hedges and discontinued hedge accounting for our then existing fuel derivative contracts that previously had been designated as accounting hedges.

In future filings, as applicable, we will revise the Income Tax Allocation paragraph of Note 12 (page 89) as follows (additions have been underlined for your convenience):

We consider all income sources, including other comprehensive income, in determining the amount of tax benefit allocated to continuing operations (the "Income Tax Allocation"). During 2009, as a result of the Income Tax Allocation, we recorded a non-cash deferred income tax expense of $321 million on other comprehensive income as a result of hedge gains on fuel derivatives and an offsetting non-cash income tax benefit of $321 million. This deferred income tax expense will remain in AOCI until all amounts in AOCI that relate to fuel derivatives which are designated as accounting hedges are recognized in the Consolidated Statement of Operations. We will reclassify to earnings all amounts relating to our fuel derivative contracts in AOCI on the original contract settlement dates. As a result, a non-cash income tax expense of $321 million will be recognized upon the settlement of the fuel derivative contracts designated as accounting hedges. All amounts relating to fuel derivative contracts designated as accounting hedges and the $321 million income tax expense will be recognized in December 2013 unless we enter into and designate additional fuel derivative contracts as accounting hedges prior to December 2013.

Form 8-K/A filed January 22, 2013

Exhibit 99.1

2.
We refer to Note A containing reconciliations of non-GAAP measures. We note in certain cases the disclosures as to why management believes the non-GAAP measures presented are useful to investors are rather vague. For example, the reconciliation for net cash provided by operations, adjusted includes an adjustment for “other” which you disclose the measure is helpful to investors to evaluate the company's operating activities. However, it is unclear how this measure is useful to investors in evaluating operating activities. Please revise your disclosure to include more meaningful description of why such measures are useful to investors in evaluating your financial condition and results of operations pursuant to Item 10(e)(1)(i) of Regulation S-K.

Response:

In future filings, starting with our upcoming second quarter Earnings Release reported on Form 8-K, we will provide more meaningful and clear descriptions as to the reason management believes the non-GAAP measures used are helpful to investors.

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In connection with responding to the Commission's comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that we have thoroughly addressed your comments on our 2012 Form 10-K and Form 8-K/A filed January 22, 2013.

We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. If you have any questions, please contact me at 404-715-3356 or craig.meynard@delta.com.

Very Truly Yours,

/s/ Craig Meynard
Vice President and
Chief Accounting Officer

cc:	Heather Clark
Jean Yu
Paul Jacobson